UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Transaction in Own Shares dated 10 November 2026

10 November 2026

Rentokil Initial plc (the "Company")

Purchase of own shares

The Company announces that, from 02 November 2026 up to and including 06 November 2026, it has purchased the following number of its ordinary shares through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 7 May 2026 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 27 October 2026 as announced on 22 October 2026.

Date of Purchase	Number of ordinary shares purchased	Volume weighted price paid per share	Lowest price paid per share	Highest price paid per share
2026-11-02	464,386	£3.5320	£3.4780	£3.5730
2026-11-03	454,598	£3.5388	£3.5200	£3.5640
2026-11-04	458,113	£3.5602	£3.4950	£3.6030
2026-11-05	450,481	£3.6051	£3.5770	£3.6340
2026-11-06	449,769	£3.5187	£3.4780	£3.5550

The Company intends to cancel the purchased shares.

Following the cancellation of the repurchased shares, the Company has 2,521,907,313 ordinary shares in issue. The Company does not hold any shares in treasury. This information may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Since 27 October 2026, the Company has purchased 4,132,572 ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available at:

http://www.rns-pdf.londonstockexchange.com/rns/4355C_1-2026-11-9.pdf

Enquiries:

For further information, please contact:

Investors / Analysts:
Heather Wood, Rentokil Initial plc, +44 7808 098793
Jamie Lewis, Rentokil Initial plc, +44 7341 071944

Media:
Malcolm Padley, Rentokil Initial plc, +44 7788 978 199

About Rentokil Initial plc

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 November 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary